February 9, 2026

Eric Dyer
Chief Financial Officer
Tamboran Resources Corp
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000
Australia

       Re: Tamboran Resources Corp
           Registration Statement on Form S-3
           Filed January 29, 2026
           File No. 333-293057
Dear Eric Dyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    David J. Miller